Subsidiaries of Realty Finance Trust, Inc.

Name	Jurisdiction of Incorporation/Formation
Realty Finance Operating Partnership, L.P.	Delaware
RFT High Yield Securities, LLC	Delaware
RFT JPM Loan, LLC	Delaware
RFT BB Loan, LLC	Delaware
Realty Finance Trust LP, LLC	Delaware
RFT Insurance Company, LLC	Michigan
RFT 2015-FL1 Seller, LLC	Delaware
RFT 2015-FL1 Holder, LLC	Delaware
RFT 2015-FL1 Issuer, Ltd.	Cayman Islands
RFT 2015-FL1 Co-Issuer, LLC	Delaware
RFT 2015-FL1 Class C, LLC	Delaware